UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People's Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Completion of Acquisition

On September 8, 2026, JIN MEDICAL INTERNATIONAL LTD., a Cayman Islands exempted company (the “Company”), entered into a VIE Control Master Acquisition Agreement (the “Acquisition Agreement”) with Erhua Medical Technology (Changzhou) Co., Ltd. (“Erhua Med”), Changzhou Zhongjin Medical Co., Ltd. (“Changzhou Zhongjin”), Zhongjin Medical Equipment Taizhou Co., Ltd. (“Taizhou Zhongjin”), Huaxia Qiying (Beijing) Technology Co., Ltd. (“Huaxia Qiying” or the “Target”), Beijing Chenglan Kangxu Technology Co., Ltd. (“Chenglan Kangxu” or the “Seller”), and Hyoungju Seo (the “Seller Controlling Person”). Pursuant to the Acquisition Agreement, the Company, through Erhua Med, agreed to obtain contractual control over, and the right to receive substantially all of the economic benefits of, the Target through variable interest entity contractual arrangements (the “VIE Agreements”) with Chenglan Kangxu and the Seller Controlling Person. The details of the Acquisition Agreement and the related transactions were previously disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 8, 2026.

On September 24, 2026, the closing under the Acquisition Agreement occurred (the “Closing”). The aggregate purchase price for the transactions is US$159,415,729, consisting of an integrated combination of share consideration and non-share consideration. The non-share consideration consists of the HTFX Investment Assets, the Changzhou Muchi Investment Assets, the Taizhou Muchi Investment Assets, the Kangma Debt and the Kangma Equity, in each case as described in the Acquisition Agreement.

At the Closing, the Company issued an aggregate of 71,282,488 Class A ordinary shares, par value US$0.001 per share (the “Class A Ordinary Shares”), to the recipients identified on Schedule I.A to the Acquisition Agreement as the share consideration under the Acquisition Agreement. In addition, pursuant to the Financial Advisory Engagement Agreement dated August 26, 2026 between the Company and Veltrion Haskel Holdings Limited, the Company issued an aggregate of 8,479,560 Class A Ordinary Shares to Veltrion Haskel Holdings Limited and its approved designee, Quinnet Section Limited, as compensation for financial advisory services rendered in connection with the transactions. Immediately following the Closing and the issuance of the Transaction Shares, the Company had an aggregate of 158,194,533 ordinary shares issued and outstanding, consisting of 153,425,476 Class A Ordinary Shares and 4,769,057 Class B Ordinary Shares.

The transfer of Changzhou Zhongjin’s 80% equity interest in Zhongjin Kangma Information Technology (Jiangsu) Co., Ltd. (the “Kangma Equity”) was not completed at the Closing. Under the Acquisition Agreement, completion of the Kangma Equity transfer is not a condition to the Closing, and the applicable parties are required to use commercially reasonable efforts to complete the transfer by September 30, 2026 and, if not completed by then, as soon as practicable thereafter and in any event no later than October 31, 2026. If the transfer has not been completed by October 31, 2026, the Company will issue 622,123 Class A Ordinary Shares as substitute consideration for the Kangma Equity; such shares would replace, and not be in addition to, the Kangma Equity as a component of the aggregate consideration.

Unregistered Sales of Equity Securities

At the Closing, the Company issued an aggregate of 71,282,488 Class A Ordinary Shares as the Share Consideration pursuant to the Acquisition Agreement. In addition, the Company issued an aggregate of 8,479,560 Class A Ordinary Shares to Veltrion Haskel Holdings Limited and its designee as compensation for financial advisory services rendered in connection with the transactions.

The foregoing Class A Ordinary Shares were issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to one or more exemptions from registration under the Securities Act and applicable state securities laws, including Regulation S under the Securities Act, Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D, or such other exemption or exemptions as the Company determined to be available based on the facts and circumstances applicable to the relevant recipients. The shares so issued constitute restricted securities within the meaning of Rule 144 under the Securities Act and are subject to applicable transfer restrictions.

Incorporation by Reference

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-288314) of the Company, initially filed with the U.S. Securities and Exchange Commission on June 25, 2025, and into each prospectus or prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer and Director

Date: September 24, 2026

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